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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MarketAxess Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.003 per share
(Title of Class of Securities)
57060D 10 8
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	57060D 10 8	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Richard M. McVey

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,542,736 shares of Common Stock

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,542,736 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,542,736 shares of Common Stock (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Approximately 10.0% as of December 31, 2005 (based on the 24,238,460 shares of Common Stock reported to be issued and outstanding as of November 4, 2005 on the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005). (See Item 4).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN – Individual

Page 2 of 6 Pages

Item 1.
(a)	Name of Issuer
MarketAxess Holdings Inc.
(b)	Address of Issuer’s Principal Executive Offices:
140 Broadway, 42nd Floor
New York, NY 10005
Item 2.
(a)	Name of Persons Filing:
Richard M. McVey
(b)	Address of Principal Business Office:
c/o MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, NY 10005
(c)	Citizenship:
United States of America
(d)	Title of Class of Securities:
Common Stock, par value $0.003 per share
(e)	CUSIP Number:
57060D 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
Page 3 of 6 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership
(a)	Amount Beneficially Owned
2,542,736 shares of Common Stock (includes 1,136,803 shares of Common Stock issuable pursuant to employee stock options that are or become exercisable within sixty days of December 31, 2005). Does not include 15,971 shares of
Common Stock issuable pursuant to employee stock options that are not exercisable within sixty days of December 31, 2005.
(b)	Percent of Class
Approximately 10.0% as of the date of this Statement (based on the
24,238,460 shares of Common Stock reported to be issued and outstanding as of November 4, 2005 on the Issuer’s Quarterly Report on Form 10-Q filed on
November 9, 2005).
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:
2,542,736 shares of Common Stock
(ii)	Shared power to vote or direct the vote:
None
Page 4 of 6 Pages

(iii)	Sole power to dispose or to direct the disposition of:

2,542,736 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Inapplicable

Item 9.	Notice of Dissolution of the Group

Inapplicable

Item 10.	Certification

Inapplicable
Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

Date

/s/ Richard M. McVey

Signature

Richard M. McVey

Name/Title
Page 6 of 6 Pages